EXHIBIT 99(i)

WISE SALES, INC.
NOTE PAYABLE EXTENSION
$2,000

June 30, 2010
Racine, Wisconsin

On March 9, 2009, the undersigned, Wise Sales, Inc., a Nevada corporation (“Maker”) promised to pay to the order of Kurt Wise, together with any successors or assigns (collectively, the "Holder"), the principal sum of Two-Thousand United States Dollars (US $2,000), with interest accruing on the outstanding principal amount of this Note at an annual rate of eight percent (8.0%) until this Note is paid in full. The Note had a due date of March 9, 2010. On March 7, 2010, the Maker and the Holder agreed to extend the due date of the Note Payable by six months to August 8, 2010. All of the other terms incorporated in the original Note Payable remained unchanged.

The Maker and the Holder have agreed to extend the due date of the Note Payable by to December 31, 2010. All of the other terms incorporated in the original Note Payable remain unchanged.

The Company may redeem the Note in part, or in full, prior to the due date of the Note. Payments of principal and interest shall be made at the place that Holder from time to time shall direct in writing, or, in the absence of direction, at 4701 Washington Ave, Suite 210, Racine, Wisconsin.

Wise Sales, Inc.

By: /s/ Kurt Wise
Kurt Wise, President

Holder

By: /s/ Kurt Wise
Kurt Wise